EXHIBIT 99.2
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CANADIAN NATURAL
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NEWS RELEASE         |   Discipline      |  Opportunity      |  Strategy
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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
           CALGARY, ALBERTA - AUGUST 2, 2007 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.085 (eight and one half cents) per common share. The dividend will be payable October 1, 2007 to shareholders of record at the close of business on September 14, 2007.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

TELEPHONE:  (403) 514-7777              ALLAN P. MARKIN                       DOUGLAS A. PROLL
                                               Chairman            Chief Financial Officer and
FACSIMILE:  (403) 514-7888                                      Senior Vice-President, Finance
EMAIL:      ir@cnrl.com                JOHN G. LANGILLE
WEBSITE:    www.cnrl.com                  Vice-Chairman                        COREY B. BIEBER
                                                                               Vice-President,
TRADING SYMBOL - CNQ                      STEVE W. LAUT           Finance & Investor Relations
Toronto Stock Exchange                    President and
New York Stock Exchange         Chief Operating Officer




Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.